UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Cardinal Ethanol, LLC
(Name of Issuer)

Limited Liability Company Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Miranda L. Hughes
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
666 Grand Ave, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	Not Applicable

1. NAMES OF REPORTING PERSONS	Robert N. Baker

I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY):	Not Applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)	PF, BK, OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐

4. CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power	335

6. Shared Voting Power	950

7. Sole Dispositive Power	335

8. Shared Dispositive Power	950

9. Aggregate Amount Beneficially Owned by Each Reporting Person	1,335

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)	9.1%

12. Type of Reporting Person (See Instructions)	IN

** Based on 14,606 units of membership interest outstanding as of August 7, 2013, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No.	Not Applicable

1. NAMES OF REPORTING PERSONS	Stephen L. Clark Family Partnership, LP

I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY):	75-3037357

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)	WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐

5. CITIZENSHIP OR PLACE OF ORGANIZATION	Kansas

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

6. Shared Voting Power	950

7. Sole Dispositive Power

8. Shared Dispositive Power	950

9. Aggregate Amount Beneficially Owned by Each Reporting Person	950

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)	6.5%

12. Type of Reporting Person (See Instructions)	PN

** Based on 14,606 units of membership interest outstanding as of August 7, 2013, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No.	Not Applicable

1. NAMES OF REPORTING PERSONS	Clark Family General, LLC

I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY):	42-1549281

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)	OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐

5. CITIZENSHIP OR PLACE OF ORGANIZATION	Kansas

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

6. Shared Voting Power	950

7. Sole Dispositive Power

8. Shared Dispositive Power	950

9. Aggregate Amount Beneficially Owned by Each Reporting Person	950

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)	6.5%

12. Type of Reporting Person (See Instructions)	PN

** Based on 14,606 units of membership interest outstanding as of August 7, 2013, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No.	Not Applicable

1. NAMES OF REPORTING PERSONS	Stephen L. Clark

I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY):

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)	OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐

5. CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

6. Shared Voting Power	950

7. Sole Dispositive Power

8. Shared Dispositive Power	950

9. Aggregate Amount Beneficially Owned by Each Reporting Person	950

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)	6.5%

12. Type of Reporting Person (See Instructions)	IN

** Based on 14,606 units of membership interest outstanding as of August 7, 2013, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

Item 1. Security and Issuer.

The name of the issuer is Cardinal Ethanol, LLC, an Indiana limited liability company (the "Issuer"). The Issuer's principal executive offices are located at 1554 N. County Road 600 E., Union City, IN 47390. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is limited liability company membership units of the Issuer ("Units").

Item 2. Identity and Background.

(a), (f)    This Schedule 13D is filed by

(i)	Robert N. Baker a citizen of the United States of America ("Baker")

(ii)	Stephen L. Clark Family Partnership, LP, a Kansas limited partnership (the "Partnership")

(iii)	Clark Family General, LLC a Kansas limited liability company (“CFG”)

(iv)	Stephen L. Clark a citizen of the United States of America (“Clark”) (together with Baker, the Partnership and CFG, the “Reporting Persons”)

The Reporting Persons do not admit they constitute a group.

(b)    The address of Baker is 8124 E. Greenbriar Ct, Wichita, KS 67226. The address of the principal business and principal office of the Partnership and CFG is 1625 N. Gatewood, Wichita, KS 67206. The address of Clark is 1625 N. Gatewood, Wichita, KS 67206.

(c)    The principal occupation of Baker is to serve as a manager of CFG and the president of Clark Investment Group, LLC (“CIG”) which is engaged in the business of real estate development and investment. The address of the principal business and principal office of CIG is 9629 E. Kellogg, Wichita, KS 67027.

The principal business of the Partnership is making and holding investments in various business enterprises.

The principal business of CFG is to serve as the sole general partner of the Partnership.

The principal occupation of Clark is to serve as a manager of CFG and the chairman of CIG.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Baker purchased 130 Units from other members of the Issuer on November 1, 2013 for $5,000 per Unit for total consideration of $650,000. The source of funding was personal funds of Baker with regard to $145,282 of the total purchase price. Baker borrowed the remaining $504,718 of the funds from Central Bank and Trust Co, Wichita Kansas (the “Bank”) on October 31, 2013. The loan was made in the ordinary course of business of the Bank and is secured by 385 Units owned by Baker and other collateral. Reference is made to pages 1-3 of Exhibit 99.2 filed under Item 7 of this Schedule 13D, which is incorporated herein by reference.

Baker previously purchased 255 Units for total consideration of $992,575. On December 7, 2006, 50 of these Units were purchased for $5,000 per Unit directly from the Issuer in an offering registered with the Securities and Exchange Commission ("SEC") and the remaining Units were purchased from other members of the Issuer from April 1, 2010 to July 1, 2013. The source of funding was personal funds of Baker with regard to $712,575 of the total purchase price. Baker borrowed the remaining $280,000 of the total purchase price from the Bank on October 25, 2011. The loan was made in the ordinary course of business of the Bank and was secured by 84 Units and other collateral. Reference is made to pages 1 and 3 of Exhibit 99.3 filed under Item 7 of this Schedule 13D, which is incorporated herein by reference. The balance outstanding on this loan of approximately $95,282 on October 31, 2013 was rolled into the loan made for a portion of the purchase price of the 130 Units on November 1, 2013 described in the paragraph above.

The Partnership previously purchased 950 Units directly from the Issuer in an offering registered with the SEC on December 7, 2006. The Units were purchased for $5,000 per Unit for total consideration of $4,750,000. The source of funding was working capital of the Partnership.

Item 4. Purpose of Transaction

The Reporting Persons purchased Units because the Units were believed to be an attractive investment. In addition 950 of the Units were purchased by the Partnership in return for the ability by the Partnership to appoint one representative to the Issuer’s board of directors. The Partnership exercised this right of appointment and appointed Baker to the Issuer’s board of directors. The Reporting Persons do not have any plans or proposals which relate to or would result in the actions described in subsections (a) through (j) of item 4 of Schedule 13D. However, depending on various relevant factors including but not limited to the Issuer’s financial position, market conditions and general economic and industry conditions, the Reporting Persons may determine in the future to take actions with regard to their investment in the Issuer as they deem appropriate which may include purchasing additional Units or taking one or more of the actions described in subsections (a) through (j) of item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Baker beneficially owns 1,335 Units or 9.1% of the outstanding Units of the Issuer (calculated based on 14,606 Units outstanding as reported on its Form 10-Q for the quarterly period ended June 30, 2013). These 1335 Units include 950 Units which Baker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) with the Partnership, CFG and Clark as described in the paragraph below. Baker has sole power to vote and dispose of the remaining 385 Units.

The Partnership beneficially owns 950 Units or 6.5% of the outstanding Units of the Issuer (calculated based on 14,606 Units outstanding as reported on its Form 10-Q for the quarterly period ended June 30, 2013). CFG, as the general partner of the Partnership, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) those 950 Units. Clark as a manager of CFG may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) those 950 Units. Baker as a manager of CFG may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) those 950 Units. CFG, Clark and Baker may also be deemed to be beneficial owners of the 950 Units.

(c) No Reporting Person has effected any transactions with respect to the Units in the past 60 days, other than the transactions reported herein. Reference is made to the disclosure set forth under the first paragraph of Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of November 8, 2013, among Robert N. Baker, Stephen L. Clark Family Partnership L.P., Clark Family General, LLC, and Stephen L. Clark.

Exhibit 99.2	Promissory Note and Pledge Agreement between Robert N. Baker and Central Bank and Trust Co. dated October 31, 2013.

Exhibit 99.3	Variable Rate Note and Commercial Security Agreement between Robert N. Baker and Central Bank and Trust Co. dated October 25, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 8, 2013	/s/ Robert Baker
Robert Baker, Individually

Stephen L. Clark Family Partnership, LP

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager of Clark Family General, LLC which is the general partner of the Partnership

Clark Family General, LLC

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager

/s/ Stephen L. Clark
Stephen L. Clark, Individually